Exhibit 99.1

Baidu Announces Third Quarter 2021 Results

BEIJING, China, November 17, 2021–Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the third quarter ended September 30, 2021.

“Baidu is bringing innovation across the consumer, enterprise and public sector with our commitment to AI,” said Robin Li, co-founder and CEO of Baidu. “Our AI Cloud is helping businesses better serve customers and move faster with greater efficiency. We are building Baidu Apollo smart transportation and intelligent driving to smoothen traffic congestion, accelerate the move to EV and reduce traffic accidents.”

“Baidu Core delivered another solid quarter, powered by our AI cloud revenue growing 73% year over year,” said Rong Luo, CFO of Baidu. “With a diversified AI portfolio, including cloud services, smart transportation, smart devices, self-driving, smart EV and robotaxi, we are well positioned for long-term growth.”

Third Quarter 2021 Financial Highlights1

	Baidu, Inc.
(In millions except per	Q3	Q2	Q3
ADS, unaudited)	2020	2021	2021		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	28,232	31,350	31,921	4,954	13%	2%
Operating income	6,156	3,463	2,308	358	(63%)	(33%)
Operating income (non-GAAP) [2]	7,636	5,653	4,708	731	(38%)	(17%)
Net income (loss) to Baidu	13,678	(583)	(16,559)	(2,570)	—	2740%
Net income to Baidu (non-GAAP) [2]	6,988	5,359	5,090	790	(27%)	(5%)
Diluted earnings (loss) per ADS	39.79	(1.70)	(48.18)	(7.48)	—	2734%
Diluted earnings per ADS (non-GAAP) [2]	20.35	15.41	14.66	2.28	(28%)	(5%)
Adjusted EBITDA [2]	9,073	7,295	5,962	925	(34%)	(18%)
Adjusted EBITDA margin	32%	23%	19%	19%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.4434 as of September 30, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

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	Baidu Core
	Q3	Q2	Q3
(In millions, unaudited)	2020	2021	2021		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	21,379	24,041	24,661	3,827	15%	3%
Operating income	7,404	4,619	3,718	577	(50%)	(20%)
Operating income (non-GAAP) [2]	8,505	6,467	5,823	904	(32%)	(10%)
Net income (loss) to Baidu Core	14,368	172	(15,625)	(2,425)	—	—
Net income to Baidu Core (non-GAAP) [2]	7,486	5,942	5,855	909	(22%)	(1%)
Adjusted EBITDA[2]	9,822	7,991	6,994	1,085	(29%)	(12%)
Adjusted EBITDA margin	46%	33%	28%	28%

Other Highlights

Corporate

•	Q3 21 net loss includes a RMB 18.9 billion non-cash, mark-to-market loss in long-term investments arising from quarterly fair-value adjustment.

•	ESG:

•	Baidu donated RMB 90 million to help Henan province cope with its recent natural disaster.

•	Xiaodu launched “visual assistance” to enable visually impaired voice control and on-demand screen-text reading for a smoother audio experience.

•

In October, Baidu established a Data Management Committee, to consolidate its existing committees on data management, data privacy & protection and data security, to further improve its policies and oversight around data management.

AI Cloud

•

Baidu releases end-to-end AI cloud solution, powered by Kunlun AI chip and PaddlePaddle deep learning framework, to help financial services firms digitize and automate their operational processes, enlisting leading customers like China Life and Bank of Jiangsu.

•

Lijiang, a UNESCO Heritage Site with 800-year old bridges and waterways, is using Baidu smart-city cloud to keep the city safe and clean for visitors. Leveraging the digitalization of tourist areas, Baidu AI solution helps local authorities timely detect and address infractions, e.g., illegal parking and littering.

•	Tongxiang, Zhejiang (province) signed with Baidu to enable its manufacturing-based enterprises with Baidu AI solutions, allowing Baidu to further penetrate into industrial Internet.

•	Baidu ACE smart transportation has been adopted by 24 cities, tripling year over year, based on contract amount over RMB10 million.

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Intelligent Driving

•

Apollo L4 has accumulated over 10 million test miles, up 189% year over year, and has received 411 autonomous driving permits, reflecting Apollo’s broad geographic coverage and wide-ranging test scenarios.

•	Rides provided by Apollo Go doubled sequentially, which are available in Shanghai, Beijing, Guangzhou, Changsha and Cangzhou.

•

WM Motor, a Chinese EV OEM, signed with Baidu to install Apollo Navigation Pilot (ANP) in its new W6 SUV, taking the total makes that have partnered with Apollo for self-driving and infotainment solutions to 31.

Other Growth Initiatives

•	Xiaodu ranks No.1 in smart display shipments globally and smart speaker shipments in China for Q2 2021, according to Strategy Analytics, IDC and Canalys.

•	In August 2021, Xiaodu completed Series B financing at a valuation of US$5.1 billion with Baidu retaining super-majority shareholding.

Mobile Ecosystem

•	In September, Baidu App’s MAUs reached 607 million, up 12% year over year, and daily logged in users reached an all-time high of 79%, reflecting positive user experience.

•	Managed Page reached 43% of Baidu Core Q3 online marketing revenue, through continuous marketing-cloud enhancements, such as expanded e-commerce features and tools.

•	The open nature of Baidu’s Internet infrastructure is leading to top smartphone makers to select Baidu’s smart mini program as the landing page for their browser search.

iQIYI

•	iQIYI subscribers reached 104 million in September 2021, creating a strong foundation to provide innovative, self-developed blockbusters.

Third Quarter 2021 Financial Results

Total revenues were RMB 31.9 billion ($4.95 billion), increasing 13% year over year.

•

Revenue from Baidu Core was RMB 24.7 billion ($3.83 billion), increasing 15% year over year; online marketing revenue was RMB 19.5 billion ($3.02 billion), up 6% year over year, and non-online marketing revenue was RMB 5.2 billion ($806 million), up 76% year over year, driven by cloud and other AI-powered businesses.

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•	Revenue from iQIYI was RMB 7.6 billion ($1.18 billion), increasing 6% year over year.

Cost of revenues was RMB 16.1 billion ($2.50 billion), increasing 26% year over year, primarily due to an increase in traffic acquisition costs, content costs and cost of goods sold related to new AI business.

Selling, general and administrative expenses were RMB 7.3 billion ($1.14 billion), increasing 56% year over year, primarily due to an increase in channel spending, promotional marketing, personnel-related expenses and contingent loss pertaining to legal proceeding involving former advertising agency.

Research and development expense was RMB 6.2 billion ($957 million), increasing 35% year over year, primarily related to personnel-related expenses.

Operating income was RMB 2.3 billion ($358 million). Baidu Core operating income was RMB 3.7 billion ($577 million), and Baidu Core operating margin was 15%. Non-GAAP operating income was RMB 4.7 billion ($731 million). Baidu Core non-GAAP operating income was RMB 5.8 billion ($904 million), and Baidu Core non-GAAP operating margin was 24%.

Total other loss, net was RMB 21.5 billion ($3.34 billion), which included a RMB 18.9 billion non-cash, mark-to-market loss in long-term investments. Such quarterly fair-value adjustment may result in further net income volatility in the future.

Income tax benefit was RMB 1.8 billion ($286 million), compared to an income tax expense of RMB 1.6 billion for Q3 ’20, primarily due to an increase in deferred tax benefit recognized on fair value loss of long-term investments and deduction on certain expenses that were previously considered non-deductible.

Net loss attributable to Baidu was RMB 16.6 billion ($2.57 billion), and diluted loss per ADS was RMB 48.18 ($7.48). Net loss attributable to Baidu Core was RMB 15.6 billion ($2.43 billion). Non-GAAP net income attributable to Baidu was RMB 5.1 billion ($790 million), and non-GAAP diluted earnings per ADS was RMB 14.66 ($2.28). Non-GAAP net income attributable to Baidu Core was RMB 5.9 billion ($909 million).

Adjusted EBITDA was RMB 6.0 billion ($925 million). Adjusted EBITDA for Baidu Core was RMB 7.0 billion ($1.09 billion) and adjusted EBITDA margin for Baidu Core was 28%.

As of September 30, 2021, cash, cash equivalents, restricted cash and short-term investments were RMB 194.6 billion ($30.20 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 183.6 billion ($28.49 billion). Free cash flow was RMB 691 million ($108 million), and free cash flow excluding iQIYI was RMB 2.9 billion ($449 million).

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Financial Guidance

For the fourth quarter of 2021, Baidu expects revenues to be between RMB 31.0 billion ($4.81 billion) and RMB 34.0 billion ($5.27 billion), representing a growth rate of 2% to 12% year over year, which assumes that Baidu Core revenue will grow between 5% and 16% year over year.

The COVID-19 situation in China is evolving and business visibility is limited. The above forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainties.

Conference Call Information

Baidu’s management will hold an earnings conference call at 7:30 AM on November 17, 2021, U.S. Eastern Time (8:30 PM on November 17, 2021, Beijing Time).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

For pre-registration, please click

http://apac.directeventreg.com/registration/event/8590343. It will automatically direct you to the registration page of “Baidu Q3 2021 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “ 8590343”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until November 24 2021:

International:	+61 2 8199 0299
Conference ID:	8590343

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About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on the NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter of 2021, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and contingent loss pertaining to legal proceeding in relation to former advertising agency.

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Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agency, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, charitable donation from Baidu, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agency, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

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Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2020	2021	2021	2021
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	20,201	20,828	21,050	3,267
Others	8,031	10,522	10,871	1,687

Total revenues	28,232	31,350	31,921	4,954

Costs and expenses:
Cost of revenues(1)	12,815	15,897	16,126	2,503
Selling, general and administrative(1)	4,700	5,707	7,320	1,136
Research and development(1)	4,561	6,283	6,167	957

Total costs and expenses	22,076	27,887	29,613	4,596

Operating income	6,156	3,463	2,308	358
Other income (loss):
Interest income	1,297	1,342	1,462	227
Interest expense	(755)	(845)	(880)	(137)
Foreign exchange (loss) income, net	(271)	(36)	7	1
Share of loss from equity method investments	(546)	(4)	(4)	(1)
Others, net	9,169	(2,887)	(22,079)	(3,426)

Total other income (loss), net	8,894	(2,430)	(21,494)	(3,336)

Income (loss) before income taxes	15,050	1,033	(19,186)	(2,978)
Income tax expense (benefit)	1,618	2,197	(1,839)	(286)

Net income (loss)	13,432	(1,164)	(17,347)	(2,692)
Net loss attributable to noncontrolling interests	(246)	(581)	(788)	(122)

Net income (loss) attributable to Baidu	13,678	(583)	(16,559)	(2,570)

Earnings (loss) per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	40.21	(1.70)	(48.18)	(7.48)
-Diluted	39.79	(1.70)	(48.18)	(7.48)
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	5.03	(0.21)	(6.02)	(0.93)
-Diluted	4.97	(0.21)	(6.02)	(0.93)
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,719	2,782	2,778	2,778
-Diluted	2,747	2,782	2,778	2,778
(1) Includes share-based compensation expenses as follows:
Cost of revenues	81	112	74	11
Selling, general and administrative	403	483	353	55
Research and development	930	1,521	921	144

Total share-based compensation expenses	1,414	2,116	1,348	210

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB 6.4434 to US$1.00, the exchange rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

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Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	35,782	40,701	6,317
Restricted cash	758	10,773	1,672
Short-term investments, net	126,402	143,127	22,213
Accounts receivable, net	8,668	8,704	1,351
Amounts due from related parties	726	947	147
Other current assets, net	11,006	11,142	1,728

Total current assets	183,342	215,394	33,428

Non-current assets:
Fixed assets, net	17,508	20,722	3,216
Licensed copyrights, net	6,435	7,293	1,132
Produced content, net	6,556	9,598	1,490
Intangible assets, net	2,022	1,769	275
Goodwill	22,248	22,605	3,508
Long-term investments, net	76,233	74,012	11,486
Amounts due from related parties	3,438	3,485	541
Deferred tax assets, net	1,674	2,567	398
Operating lease right-of-use assets	9,804	10,491	1,628
Other non-current assets	3,448	16,420	2,547

Total non-current assets	149,366	168,962	26,221

Total assets	332,708	384,356	59,649

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	3,016	3,990	619
Accounts payable and accrued liabilities	36,716	40,461	6,279
Customer deposits and deferred revenue	12,626	13,525	2,099
Deferred income	158	99	15
Long-term loans, current portion	7,427	659	102
Convertible senior notes, current portion	4,752	4,808	746
Notes payable, current portion	—	5,793	899
Amounts due to related parties	1,324	1,824	283
Operating lease liabilities	2,366	2,756	428

Total current liabilities	68,385	73,915	11,470

Non-current liabilities:
Deferred income	97	119	18
Deferred revenue	686	197	31
Amounts due to related parties	3,543	3,318	515
Long-term loans	—	12,768	1,982
Notes payable	48,408	48,438	7,517
Convertible senior notes	11,927	12,671	1,967
Deferred tax liabilities	3,067	3,377	524
Operating lease liabilities	4,693	4,900	760
Other non-current liabilities	59	92	14

Total non-current liabilities	72,480	85,880	13,328

Total liabilities	140,865	159,795	24,798

Redeemable noncontrolling interests	3,102	7,916	1,229
Equity
Total Baidu shareholders’ equity	182,696	211,378	32,805
Noncontrolling interests	6,045	5,267	817

Total equity	188,741	216,645	33,622

Total liabilities, redeemable noncontrolling interests, and equity	332,708	384,356	59,649

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Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended September 30, 2020 (RMB)					Three months ended June 30, 2021 (RMB)					Three months ended September 30, 2021 (RMB)					Three months ended September 30, 2021 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	21,379	7,188	(335)		28,232	24,041	7,608	(299)		31,350	24,661	7,589	(329)		31,921	3,827	1,178	(51)		4,954
YOY											15%	6%			13%
QOQ											3%	(0%)			2%
Costs and expenses:
Cost of revenues (1)	6,728	6,363	(276)		12,815	9,289	6,869	(261)		15,897	9,370	7,028	(272)		16,126	1,454	1,091	(42)		2,503
Selling, general and administrative (1)	3,354	1,364	(18)		4,700	4,526	1,185	(4)		5,707	6,089	1,246	(15)		7,320	945	193	(2)		1,136
Research and development (1)	3,893	671	(3)		4,561	5,607	676	—		6,283	5,484	683	—		6,167	851	106	—		957

Total costs and expenses	13,975	8,398	(297)		22,076	19,422	8,730	(265)		27,887	20,943	8,957	(287)		29,613	3,250	1,390	(44)		4,596

YOY
Cost of revenues											39%	10%			26%
Selling, general and administrative											82%	(9%)			56%
Research and development											41%	2%			35%
Cost and expenses											50%	7%			34%
Operating income (loss)	7,404	(1,210)	(38)		6,156	4,619	(1,122)	(34)		3,463	3,718	(1,368)	(42)		2,308	577	(212)	(7)		358
YOY											(50%)	13%			(63%)
QOQ											(20%)	22%			(33%)
Operating margin	35%	(17%)			22%	19%	(15%)			11%	15%	(18%)			7%
Add: total other income (loss), net	8,827	67			8,894	(2,204)	(226)	—		(2,430)	(21,163)	(331)	—		(21,494)	(3,285)	(51)	—		(3,336)
Less: income tax expense (benefit)	1,599	19			1,618	2,167	30	—		2,197	(1,848)	9	—		(1,839)	(287)	1	—		(286)
Less: net income (loss) attributable to NCI	264	13	(523	)(3)	(246)	76	19	(676	)(3)	(581)	28	22	(838	)(3)	(788)	4	4	(130	)(3)	(122)

Net income (loss) attributable to Baidu	14,368	(1,175)	485		13,678	172	(1,397)	642		(583)	(15,625)	(1,730)	796		(16,559)	(2,425)	(268)	123		(2,570)

YOY											—	47%			—
QOQ											—	24%			2740%
Net margin	67%	(16%)			48%	1%	(18%)			(2%)	(63%)	(23%)			(52%)
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	8,505	(831)			7,636	6,467	(780)			5,653	5,823	(1,073)			4,708	904	(166)			731
YOY											(32%)	29%			(38%)
QOQ											(10%)	38%			(17%)
Operating margin (non-GAAP)	40%	(12%)			27%	27%	(10%)			18%	24%	(14%)			15%
Net income (loss) attributable to Baidu (non-GAAP)	7,486	(830)			6,988	5,942	(1,065)			5,359	5,855	(1,400)			5,090	909	(217)			790
YOY											(22%)	69%			(27%)
QOQ											(1%)	31%			(5%)
Net margin (non-GAAP)	35%	(12%)			25%	25%	(14%)			17%	24%	(18%)			16%
Adjusted EBITDA	9,822	(711)			9,073	7,991	(662)			7,295	6,994	(990)			5,962	1,085	(153)			925
YOY											(29%)	39%			(34%)
QOQ											(12%)	50%			(18%)
Adjusted EBITDA margin	46%	(10%)			32%	33%	(9%)			23%	28%	(13%)			19%
(1) Includes share-based compensation as follows:
Cost of revenues	29	52			81	69	43			112	34	40			74	5	6			11
Selling, general and administrative	187	216			403	274	209			483	196	157			353	30	25			55
Research and development	846	84			930	1,443	78			1,521	837	84			921	131	13			144

Total share-based compensation	1,062	352			1,414	1,786	330			2,116	1,067	281			1,348	166	44			210

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

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Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	September 30, 2020 (RMB)			June 30, 2021 (RMB)			September 30, 2021 (RMB)			September 30, 2021 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	9,716	(1,929)	7,787	9,362	(1,426)	7,936	5,436	(2,081)	3,355	844	(323)	521
Net cash (used in) provided by investing activities	(6,576)	343	(6,233)	(12,220)	58	(12,162)	(15,857)	1,885	(13,972)	(2,461)	293	(2,168)
Net cash (used in) provided by financing activities	(4,387)	238	(4,149)	5,256	801	6,057	7,744	867	8,611	1,201	135	1,336
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(77)	(113)	(190)	(342)	(92)	(434)	(47)	(21)	(68)	(8)	(3)	(11)

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,324)	(1,461)	(2,785)	2,056	(659)	1,397	(2,724)	650	(2,074)	(424)	102	(322)
Cash, cash equivalents and restricted cash
At beginning of period	16,597	5,280	21,877	44,756	7,395	52,151	46,812	6,736	53,548	7,266	1,045	8,311
At end of period	15,273	3,819	19,092	46,812	6,736	53,548	44,088	7,386	51,474	6,842	1,147	7,989
Net cash provided by (used in) operating activities	9,716	(1,929)	7,787	9,362	(1,426)	7,936	5,436	(2,081)	3,355	844	(323)	521
Less: Capital expenditures	(1,417)	(90)	(1,507)	(2,435)	(61)	(2,496)	(2,548)	(116)	(2,664)	(395)	(18)	(413)

Free cash flow	8,299	(2,019)	6,280	6,927	(1,487)	5,440	2,888	(2,197)	691	449	(341)	108

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

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Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	September 30, 2020 (RMB)			June 30, 2021 (RMB)			September 30, 2021 (RMB)			September 30, 2021 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	7,404	(1,210)	6,156	4,619	(1,122)	3,463	3,718	(1,368)	2,308	577	(212)	358
Add: Share-based compensation expenses	1,062	352	1,414	1,786	330	2,116	1,067	281	1,348	166	44	210
Add: Amortization and impairment of intangible assets(1)	39	27	66	62	12	74	62	14	76	10	2	12
Add: Contingent loss(5)	—	—	—	—	—	—	976	—	976	151	—	151

Operating income (loss) (non-GAAP)	8,505	(831)	7,636	6,467	(780)	5,653	5,823	(1,073)	4,708	904	(166)	731
Add: Depreciation of fixed assets	1,317	120	1,437	1,524	118	1,642	1,171	83	1,254	181	13	194

Adjusted EBITDA	9,822	(711)	9,073	7,991	(662)	7,295	6,994	(990)	5,962	1,085	(153)	925
Net income (loss) attributable to Baidu	14,368	(1,175)	13,678	172	(1,397)	(583)	(15,625)	(1,730)	(16,559)	(2,425)	(268)	(2,570)
Add: Share-based compensation expenses	1,056	352	1,252	1,777	330	1,947	1,086	281	1,231	169	44	191
Add: Amortization and impairment of intangible assets(1)	38	27	55	55	12	62	55	14	63	9	2	10
Add: Disposal loss (gain)	(5)	—	(5)	—	(45)	(28)	—	—	—	—	—	—
Add: Impairment of long-term investments	—	—	—	205	2	206	3,187	29	3,202	494	5	497
Add: Fair value (gain) loss of long-term investments	(8,855)	(39)	(8,880)	3,180	(9)	3,175	18,970	8	18,974	2,944	1	2,945
Add: Reconciling items on equity method investments(2)	556	3	558	190	32	207	36	3	38	6	—	6
Add: Charitable donation from Baidu(4)	—	—	—	—	—	—	90	—	90	14	—	14
Add: Contingent loss(5)	—	—	—	—	—	—	976	—	976	151	—	151
Add: Tax effects on non-GAAP adjustments(3)	328	2	330	363	10	373	(2,920)	(5)	(2,925)	(453)	(1)	(454)

Net income (loss) attributable to Baidu (non-GAAP)	7,486	(830)	6,988	5,942	(1,065)	5,359	5,855	(1,400)	5,090	909	(217)	790
Diluted earnings (loss) per ADS			39.79			(1.70)			(48.18)			(7.48)
Add: Accretion of the redeemable noncontrolling interests			0.04			0.02			0.49			0.08
Add: Non-GAAP adjustments to earnings per ADS			(19.48)			17.09			62.35			9.68

Diluted earnings per ADS (non-GAAP)			20.35			15.41			14.66			2.28

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	Tax impact of non-GAAP adjustments is separately presented from 2020Q4, with comparative periods retrospectively adjusted.
(4)	This represents non-recurring charitable donation to discrete events.
(5)	This represents contingent loss pertaining to legal proceeding involving former advertising agency.

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